UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CONSTAR INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

21036U 10 7
(CUSIP Number)

Alan W. Rutherford
Vice Chairman of the Board,
Executive Vice President and Chief Financial Officer
Crown Cork & Seal Company, Inc.
One Crown Way
Philadelphia, PA 19154
(215) 698-5100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

William G. Lawlor, Esq.
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103
(215) 994-4000

December 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21036U 10 7	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CROWN CORK & SEAL COMPANY, INC. 231526444

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,255,000 shares of Common Stock 8. Shared Voting Power 0 9. Sole Dispositive Power 1,255,000 shares of Common Stock 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 21036U 10 7	Page 3 of 5

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2002 (the “Schedule 13D”) relating to the acquisition by Crown Cork & Seal Company, Inc., a Pennsylvania corporation (the “Reporting Person”), of 1,500,000 shares of common stock, par value $.01 per share (“Common Stock”), of Constar International Inc., a Delaware corporation (the “Company”), on November 14, 2002.

The Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    The Reporting Person beneficially owns, with sole power to vote and dispose of, 1,255,000 shares of Common Stock, which represents approximately 10.5% of the outstanding shares of Common Stock based on the number of shares outstanding as reported in the Company’s most recently available filing with the Securities and Exchange Commission.

(c)    On December 11, 2002, the Reporting Person sold 245,000 shares of outstanding Common Stock to the underwriters of the Company’s initial public offering for $11.16 per share in cash in connection with a partial exercise of such underwriters’ over-allotment option.

SCHEDULE 13D

CUSIP NO. 21036U 10 7	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2002

CROWN CORK & SEAL COMPANY, INC.

By:	/s/ Alan W. Rutherford
Name:	Alan W. Rutherford
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE 13D

CUSIP NO. 21036U 10 7	Page 5 of 5

EXHIBIT INDEX

Exhibit	Description
1
Underwriting Agreement, dated November 14, 2002, among Constar International Inc., Crown Cork & Seal Company, Inc. and Salomon Smith Barney Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters listed on Schedule I thereto.*

2	Registration Rights Agreement, dated November 20, 2002, among Constar International Inc. and Crown Cork & Seal Company, Inc.*

3
Amendment and Restatement dated as of February 4, 2002, to and in respect of the Credit Agreement dated as of February 4, 1997, as previously amended and restated on March 2, 2001, among the Reporting Person, the Subsidiary Borrowers referred to therein, the Lenders referred to therein and JP Morgan Chase Bank, as Administrative Agent. (incorporated by reference to Exhibit 4.m of the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on March 28, 2002)

4
U.S. Pledge Agreement dated, as of March 2, 2001 among the Reporting Person, the Subsidiary Pledgors referred to therein and the Chase Manhattan Bank, as Collateral Agent (incorporated by reference to Exhibit 4.n of the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2000)

* Previously filed